

November 4, 2014

Via U.S. Mail
Mr. Curt Hansen
Chief Executive Officer
CH Real Estate II, Inc.
175 South Main Street
Suite 1500
Salt Lake City, UT  84111

> **Re:     CH Real Estate II, Inc.**
> **Form 10-K**
> **Filed May 13, 2014**
> **File No. 333-179424**

Dear Mr.Hansen:

We have reviewed your filing and have the following comments.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response.  If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the year ended December 31, 2013

Statements of Cash Flows, page F-5

1.      We note that the total cash on your statement of cash flows does not agree to the cash balance on your balance sheet, and the difference is the construction in progress balance of $200,284, which appears to have been inadvertently omitted from your Statement of cash flows.  Please restate your Statement of cash flows to correct this error.

Item 9A. Controls and Procedures, page 16

2.      Please explain to us how you determined that disclosure controls and procedures were effective despite your conclusion that internal control over financial reporting was not effective as of December 31, 2013.  In addition, please identify and disclose any material

weaknesses in internal control over financial reporting identified by management.  Refer to Item 308(a)(3) of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Kristi Marrone at (202) 551-3429 or me at (202) 551-3693 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Eric McPhee

Eric McPhee
Staff Accountant